Exhibit (a)(15)

Contacts:	Vincent J. Milano
Vice President, CFO and Treasurer
ViroPharma Incorporated
Phone (610) 321-6225
William C. Roberts
Director, Corporate Communications
ViroPharma Incorporated
Phone (610) 321-6288

VIROPHARMA INCORPORATED DECIDES TO TERMINATE

EXCHANGE OFFER

EXTON, Pa., June 22, 2004 — ViroPharma Incorporated (Nasdaq:VPHM), a pharmaceutical company focused on developing and commercializing products that address serious diseases treated by physician specialists and in hospital settings, including cytomegalovirus (CMV) and hepatitis C (HCV), today announced that its exchange offer for up to $99,122,500 aggregate principal amount of its new 6% Convertible Senior Plus Cash NotesSM due 2009 for up to all of the $127,900,000 aggregate principal amount of its currently outstanding 6% Convertible Subordinated Notes, expired in accordance with its terms on June 21, 2004.

It was a condition of the exchange offer that holders of the outstanding 6% Convertible Subordinated Notes tender a minimum of 80% of their notes. This condition was not satisfied. As of Monday, June 21, the amount of the 6% Senior Convertible Notes tendered was approximately $4.7 million, or about 3.7% of the $127,900,000 aggregate principal amount of its currently outstanding 6% Convertible Subordinated Notes. Accordingly, since the minimum acceptance condition was not satisfied, the exchange offer expired in accordance with its terms and ViroPharma will not accept for payment, and will not pay for, any tendered currently outstanding notes.

ViroPharma previously extended the exchange offer twice in order to hold informal discussions with significant noteholders about revising the terms of the exchange offer. The terms proposed by the noteholders related to equity dilution and price were not acceptable to ViroPharma. ViroPharma plans to continue to explore the viability of alternative methods of restructuring its convertible subordinated debt, although there can be no assurances of success.

“We have been proactive over the past two years in reducing our debt obligations due in March 2007 and we were hopeful that a broad restructuring initiative now would be successful and allow management to focus on clinical events for Maribavir, our CMV compound, and for our two HCV compounds, as well as business development initiatives,” said Michel de Rosen, ViroPharma’s chief executive officer. “This transaction, although not completed, has been instructive in better understanding the expectations of the current noteholders and our shareholders. Our intent is to find a solution that is fair to all parties and we believe one will be found that serves everyone’s best interests prior to maturity of the outstanding notes.”

All tendered currently outstanding notes will be promptly returned to noteholders.

The Company is also withdrawing its registration statement filed in connection with its offer to the public of an additional $25,000,000 of the Plus Cash NotesSM for cash and will not proceed with the offer of these securities.

This release includes forward-looking statements relating to future events that involve risks and uncertainties, including statements relating to our ability to restructure our debt. The Company undertakes no obligation to publicly update or revise forward looking statements whether changes occur as a result of new information, future events or otherwise.

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